

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Gordon Roth
Chief Financial Officer
Roth CH Acquisition III Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition III Co.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 11, 2021**
> **File No. 333-252044**

Dear Mr. Roth:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed February 11, 2021

General

1. We note that the fee table on the facing page and your legality opinion indicate that the registration statement is registering the shares underlying the warrants. We also note the disclosure in the Exercise Price section of the Summary on page 11 that "[i]t is our current intention to have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock in effect promptly following consummation of an initial business combination." Please revise your disclosure throughout the prospectus to clarify that the registration statement is registering the shares underlying the warrants.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso